Exhibit (a)(v)

As described in our SEC filings, the share repurchase program (“SRP”) of Phillips Edison Grocery Center REIT I, Inc. (the “Company”) has been temporarily suspended during the term of the Company’s self-tender offer, as required by Securities and Exchange Commission (“SEC”) rules. No repurchases will be made under the SRP during the offer and for ten business days thereafter. Redemption requests that are submitted through the SRP during the offer will not be accepted for consideration. We will resume accepting repurchase requests after the expiration of the self-tender offer. If you have questions, you may contact the Company by calling (888) 518-8073.